                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-39273

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 7, 1997

                                  $800,000,000

[ASSOCIATES LOGO]

              $500,000,000 5.85% SENIOR NOTES DUE JANUARY 15, 2001
              $300,000,000 6.10% SENIOR NOTES DUE JANUARY 15, 2005
                            ------------------------
     Interest on the 5.85% Senior Notes due 2001 (the "2001 Notes") and the 6.10% Senior Notes due 2005 (the "2005 Notes"; together with the 2001 Notes, the "Notes") is payable on January 15 and July 15 of each year, commencing July 15, 1998. The Notes will not be redeemable prior to their respective maturities.

     The Notes of each series will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as Depositary. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein under "Description of the Notes -- Book-Entry System", owners of beneficial interests in Book-Entry Notes will not be considered holders thereof and will not be entitled to receive physical delivery of Notes in definitive form.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
           SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
     The Underwriters for the 2001 Notes have agreed to purchase from the Company the 2001 Notes offered hereby for an aggregate purchase price of $498,940,000, before deducting expenses payable by the Company, estimated to be approximately $312,000. The Underwriters for the 2005 Notes have agreed to purchase from the Company the 2005 Notes offered hereby for an aggregate purchase price of $299,169,000, before deducting expenses payable by the Company, estimated to be approximately $187,200. The respective Underwriters for the 2001 Notes and the 2005 Notes propose to offer such Notes from time to time, in negotiated transactions or otherwise, at varying prices to be determined at the time of each sale.
                            ------------------------
     The Notes are offered severally by the respective Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York, on or about January 9, 1998, against payment therefor in immediately available funds.

                              For the 2001 Notes:

GOLDMAN, SACHS & CO.                                              UBS SECURITIES

                      FIRST CHICAGO CAPITAL MARKETS, INC.

                              For the 2005 Notes:

GOLDMAN, SACHS & CO.                         FIRST CHICAGO CAPITAL MARKETS, INC.

                            ------------------------

           The date of this Prospectus Supplement is January 6, 1998.

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the nine months ended September 30, 1997, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                           FOR THE NINE MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31              ENDED SEPTEMBER 30
                                    ----------------------------------------------------   -------------------
                                      1992       1993       1994       1995       1996       1996       1997
                                    --------   --------   --------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
                                                           (DOLLAR AMOUNTS IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges.................  $2,931.9   $3,250.7   $3,866.7   $4,805.3   $5,580.3   $4,102.3   $4,744.2
  Insurance premiums..............     209.9      242.2      293.5      325.1      354.8      260.6      272.7
  Investment and other income.....     182.8      196.7      227.7      254.0      286.3      212.3      270.0
                                    --------   --------   --------   --------   --------   --------   --------
                                     3,324.6    3,689.6    4,387.9    5,384.4    6,221.4    4,575.2    5,286.9
Expenses --
  Interest expense................   1,222.8    1,291.8    1,509.7    1,979.8    2,206.7    1,627.4    1,862.9
  Operating expenses..............     807.4      979.6    1,191.6    1,417.8    1,603.3    1,168.2    1,360.8
  Provision for losses on finance
    receivables...................     504.0      468.9      569.9      729.7      963.4      714.8      897.2
  Insurance benefits paid or
    provided......................     100.0      114.9      144.1      135.7      142.9      105.3      104.9
                                    --------   --------   --------   --------   --------   --------   --------
                                     2,634.2    2,855.2    3,415.3    4,263.0    4,916.3    3,615.7    4,225.8
                                    --------   --------   --------   --------   --------   --------   --------
Earnings Before Provision for
  Income Taxes and Cumulative
  Effect of Changes in Accounting
  Principles......................     690.4      834.4      972.6    1,121.4    1,305.1      959.5    1,061.1
Provision for Income Taxes........     240.7      310.7      369.1      413.3      482.0      353.1      390.0
                                    --------   --------   --------   --------   --------   --------   --------
Earnings Before Cumulative Effect
  of Changes in Accounting
  Principles......................     449.7      523.7      603.5      708.1      823.1      606.4      671.1
Cumulative Effect of Changes in
  Accounting Principles(a)........     (10.0)        --         --         --         --         --         --
                                    --------   --------   --------   --------   --------   --------   --------
Net Earnings......................  $  439.7   $  523.7   $  603.5   $  708.1   $  823.1   $  606.4   $  671.1
                                    ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed
  Charges(b)......................      1.56       1.64       1.64       1.56       1.59       1.59       1.57
                                        ====       ====       ====       ====       ====       ====       ====

---------------

(a) The Company recorded a one-time cumulative effect of changes in accounting principles related to the adoption, effective January 1, 1992, of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 109, "Accounting for Income Taxes".

(b) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes and cumulative effect of changes in accounting principles, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31    SEPTEMBER 30
                                                                 1996            1997
                                                              -----------    ------------
                                                                             (UNAUDITED)
                                                                     (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $   278.4      $   335.8
  Investments in Debt and Equity Securities
     Bonds and Notes........................................     1,034.1        1,019.6
     Stocks.................................................        10.3           81.2
                                                               ---------      ---------
          Total Investments in Debt and Equity Securities...     1,044.4        1,100.8
  Finance Receivables, net of unearned finance income
     Consumer Finance.......................................    27,997.1       31,957.9
     Commercial Finance.....................................    13,781.8       14,974.0
                                                               ---------      ---------
          Total Net Finance Receivables.....................    41,778.9       46,931.9
  Allowance for Losses on Finance Receivables...............    (1,371.4)      (1,637.1)
  Insurance Policy and Claims Reserves......................      (693.0)        (756.7)
  Other Assets..............................................     1,560.8        2,029.5
                                                               ---------      ---------
          Total Assets......................................   $42,598.1      $48,004.2
                                                               =========      =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $14,712.6      $17,606.0
     Bank loans.............................................     1,001.8           34.0
  Long-Term Debt, unsecured due within one year
     Senior.................................................     3,080.4        4,430.9
     Subordinated...........................................          --             --
     Capital................................................         0.1            0.1
  Accounts Payable and Accruals.............................       980.6        1,054.8
  Long-Term Debt, unsecured
     Senior.................................................    17,311.0       18,693.1
     Subordinated...........................................       425.0          425.0
     Capital................................................         0.4            0.3
                                                               ---------      ---------
          Total Long-Term Debt..............................    17,736.4       19,118.4
  Stockholders' Equity......................................     5,086.2        5,760.0
                                                               ---------      ---------
          Total Liabilities and Stockholders' Equity........   $42,598.1      $48,004.2
                                                               =========      =========

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company. The 2001 Notes and 2005 Notes will be issued as separate series under an indenture dated as of November 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank ("Chase"), as Trustee. The 2001 Notes will be limited to $500,000,000 aggregate principal amount and will mature on January 15, 2001. The 2005 Notes will be limited to $300,000,000 aggregate principal amount and will mature on January 15, 2005.

     Each series of Notes will bear interest at the applicable rate per annum shown on the cover page of this Prospectus Supplement from January 9, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on January 15 and July 15 of each year, commencing on July 15, 1998, to the persons in whose names the Notes are registered at the close of business on the December 31 and the June 30, as the case may be, next preceding such Interest Payment Date.

REDEMPTION

     Neither series of Notes is redeemable prior to its maturity.

BOOK-ENTRY SYSTEM

     Upon issuance, each series of Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the

Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CONCERNING THE TRUSTEE

     Chase serves as trustee with respect to twenty-three other series of Debt Securities previously issued under the Indenture. In addition, Chase acts as trustee with respect to various debt securities issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank, respectively. Chase acts as depository for funds of, extends credit to, and performs other banking services for, the Company in the normal course of business.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement for the 2001 Notes dated January 6, 1998, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the 2001 Notes set forth opposite its name below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                        UNDERWRITER                            2001 NOTES
                        -----------                           ------------
Goldman, Sachs & Co. .......................................  $237,500,000
UBS Securities LLC..........................................   237,500,000
First Chicago Capital Markets, Inc. ........................    25,000,000
                                                              ------------
     Total..................................................  $500,000,000
                                                              ============

     Subject to the terms and conditions set forth in the Underwriting Agreement for the 2005 Notes dated January 6, 1998, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the 2005 Notes set forth opposite its name below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                        UNDERWRITER                            2005 NOTES
                        -----------                           ------------
Goldman, Sachs & Co. .......................................  $275,000,000
First Chicago Capital Markets, Inc. ........................    25,000,000
                                                              ------------
     Total..................................................  $300,000,000
                                                              ============

     The Underwriters of the 2001 Notes and the Underwriters of the 2005 Notes are referred to collectively in this Prospectus Supplement as the "Underwriters". References herein to the

"relevant Underwriting Agreement" and the "relevant Underwriters" mean, with respect to each series of Notes, the Underwriting Agreement for such Notes and the Underwriters thereunder.

     Under the terms and conditions of the Underwriting Agreement for each series of Notes, the relevant Underwriters are committed to take and pay for all of the Notes of such series, if any are taken. The closings of the offerings of the 2001 Notes and the 2005 Notes are not conditioned upon one another.

     The relevant Underwriters propose to offer the 2001 Notes and the 2005 Notes offered hereby from time to time, in negotiated transactions or otherwise, at varying prices to be determined at the time of each sale. In connection with the sale of the 2001 Notes and the 2005 Notes offered hereby, the relevant Underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts. The relevant Underwriters may effect such transactions by selling the 2001 Notes and the 2005 Notes to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the relevant Underwriters and/or the purchasers of such Notes for whom they may act as agents or to whom they may sell as principal.

     The Company has been advised by the relevant Underwriters that such Underwriters intend to make a market in the Notes of each respective series, but are not obligated to do so and may discontinue market making at any time without notice. The Company cannot predict the liquidity of any trading market for the Notes of each respective series.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Each of the Underwriters has from time to time performed various investment banking services for the Company. Affiliates of First Chicago Capital Markets, Inc. and UBS Securities LLC from time to time conduct banking transactions with the Company and its affiliates in the normal course of business.

======================================================

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT

Summary Financial Information.........   S-2
Description of the Notes..............   S-4
Underwriting..........................   S-6
                 PROSPECTUS
Available Information.................     2
Documents Incorporated by Reference...     2
The Company...........................     3
Application of Proceeds...............     3
Description of Debt Securities........     4
Description of Warrants...............     8
Plan of Distribution..................     9
Legal Opinions........................    10
Experts...............................    10

======================================================

======================================================
                                  $800,000,000

                               [ASSOCIATES LOGO]
                                  $500,000,000
                    5.85% SENIOR NOTES DUE JANUARY 15, 2001

                                  $300,000,000
                    6.10% SENIOR NOTES DUE JANUARY 15, 2005
                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              GOLDMAN, SACHS & CO.
                                 UBS SECURITIES
                      FIRST CHICAGO CAPITAL MARKETS, INC.
                               For the 2001 Notes
                              GOLDMAN, SACHS & CO.
                      FIRST CHICAGO CAPITAL MARKETS, INC.
                               For the 2005 Notes
======================================================